

Mail Stop 3030

March 10, 2010

<u>Via U.S. Mail</u>

Mr. Richard A. Packer
Chief Executive Officer
ZOLL Medical Corporation
269 Mill Road
Chelmsford, MA   01824

      Re: **ZOLL Medical Corporation**
              Form 10-K for fiscal year ended September 27, 2009
              Filed December 10, 2009
              File No. 0-20225

Dear Mr. Packer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kevin L. Vaughn
              Accounting Branch Chief